# JCDecaux

D.C. 199 SECTION

05011559

82-34631

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 22nd September 2005

SUPPL

**Communication Extérieure**

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**File 82-5247**
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 22nd September 2005 in relation to NBC Decaux not being selected for street furniture contract negotiations in New-York City.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

**Stéphanie Hartanérot**
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

JCDecaux

## NBCDecaux not selected for street furniture contrat negotiations in New-York City

**Out of Home Media**

**Paris, September 22, 2005 – JCDecaux,** the number one outdoor advertising company in Europe and number two worldwide, today announced that **NBCDecaux** – a company 70% owned by **JCDecaux**, the worldwide leader in street furniture, and 30% owned by **NBC Universal** – yesterday learned that New York City has chosen to enter into negotiations with another company to provide thousands of pieces of street furniture across the five boroughs. The company remains part of the New York City Department of Transportation's Request for Proposals process and the Department has reserved the right to initiate negotiations with NBCDecaux should the need arise.

"We applaud Mayor Bloomberg for persisting in bringing these much-needed amenities to the City's neighborhoods. However, we are surprised and disappointed that New York City has chosen to negotiate its street-furniture contract with a different company. If the City is unable to reach an agreement with its chosen bidder, NBCDecaux remains ready to fulfill the commitments we outlined in our proposal" said **Jean-François Decaux, Chairman and co-CEO of JCDecaux Group**. "This contract will not include thousands of backlit advertising panels on payphones as well as hundreds ones on subway entrances which represent significant opportunities for JCDecaux to enter the street furniture market in New York City. " **Jean-François Decaux** added.

**Key Information on the Group**

- *2004 revenues: €1,627.3 million; H1 2005 revenues: €833.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*


**Press Relations**
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

**Investor Relations**
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr



JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com